News Release	TSX, AMEX Symbol: NG

NovaGold Updates Complaint Against Barrick in U.S. Federal Court

November 2, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX/AMEX: NG) today announced that the United States District Court for the District of Alaska has deferred a hearing scheduled for November 3, 2006 to allow time for Barrick Gold Corporation (TSX/NYSE: ABX) to respond to an Amended Complaint filed by NovaGold.

NovaGold filed the Amended Complaint with the Alaska Court on October 27, 2006. In addition to the original claims against Barrick alleging breach of fiduciary and joint venture duties, filed August 25, 2006, the Amended Complaint includes Barrick’s more recent self-serving conduct affecting both the Donlin Creek and Galore Creek projects, and now alleges damages. It also continues to seek a timely ruling on the meaning of the Donlin Creek Mining Venture Agreement’s back-in requirements, a declaration that Barrick cannot meet the requirements to earn an additional 40% interest in the project, and the appointment of NovaGold as manager of the Donlin Creek project.

The hearing originally scheduled for November 3rd was to hear Barrick’s motion to dismiss the complaint. Barrick has two weeks to respond to the Amended Complaint.

The Alaska Court also set aside an older request made by NovaGold in August to have an expedited trial in early October to decide the precise requirements Barrick must satisfy to earn an additional 40% interest in the Donlin Creek project. The one-sentence order clears the Court’s docket of an old motion and enables the parties and the Court to now focus on the full expanded claims NovaGold has raised against Barrick in its Amended Complaint.

“We look forward to the opportunity to have our claims against Barrick decided on their merits,” said NovaGold’s President and CEO, Rick Van Nieuwenhuyse. “We continue to believe that Barrick cannot satisfy the Donlin Creek back-in requirements and that NovaGold will retain its 70% ownership of the project.”

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

About Barrick’s Unsolicited Take-Over Bid for NovaGold

Barrick’s hostile take-over bid has been extended for a fourth time to 9:00 PM Toronto time on November 7, 2006 and increased to US$16.00 per share in cash. On October 30, 2006, based on the recommendation of the Special Committee, NovaGold’s Board of Directors unanimously recommended that shareholders reject Barrick’s hostile bid to acquire all of the outstanding shares of NovaGold and approved a Notice of Change to its Directors’ Circular containing its recommendation to NovaGold shareholders. The Board determined that Barrick’s US$16.00 per share bid is inadequate and significantly undervalues NovaGold’s world-class gold and copper projects and the Company’s growth potential.

Shareholders are urged to read the August 12, 2006 Directors’ Circular and Solicitation/ Recommendation Statement on Schedule 14D-9, the Notices of Change to the Directors’ Circular dated

August 24, 2006 and October 30, 2006, and any amendments thereto, when they become available, because they will contain important information. The Directors’ Circular and Solicitation/ Recommendation Statement and any amendments will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and available free of charge on the SEC’s website at www.sec.gov. The Directors’ Circular and Solicitation/Recommendation Statement and any amendments will also be available on SEDAR’s website at www.sedar.com. In addition, these materials may be obtained free of charge from NovaGold by directing a request to NovaGold’s corporate secretary at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227. Other reports filed by or furnished to the SEC or SEDAR by NovaGold may also be obtained free of charge at www.sec.gov, www.sedar.com or from NovaGold’s corporate secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future developments in NovaGold’s litigation with Barrick and Barrick’s tender offer for all of the outstanding shares of NovaGold’s capital stock, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in litigation, including litigation concerning Barrick and the Donlin Creek property, Pioneer Metals Corporation and the Galore Creek property; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto; uncertainties about the conduct of Barrick’s tender offer, including any future modifications to the terms of Barrick’s tender offer; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and Notices of Change to the Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

# # #

Contacts

Investors:

Greg Johnson
Vice President, Corporate Communications and
Strategic Development
(604) 669-6227 or 1-866-669-6227

Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833	Media: John Lute / Peter Aterman Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449